# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rice Acquisition Corp 3, CIK 0002074872
CUSIP: G7553X122
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 443 WOODLAND ROAD, SEWICKLEY, Pennsylvania (PA), 15143
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000740913

## Reporting persons
- REAVES W H & CO INC: type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); sole voting power 2,400,000; shared voting power 0; sole dispositive power 2,400,000; shared dispositive power 0; aggregate amount beneficially owned 2,400,000 (8% of the class)

## Item 1. Issuer
Name of issuer: Rice Acquisition Corp 3
Address of issuer's principal executive offices: 443 Woodland Road, Sewickley, PA 15143

## Item 2. Person Filing
Name of person filing: W. H. Reaves & Co., Inc.
Address of principal business office or, if none, residence: 10 Exchange Place, 18th Floor, Jersey City, NJ
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,400,000
Percent of class: 8%
Sole power to vote or to direct the vote: 2,400,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,400,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are beneficially owned by a closed-end fund registered under the Investment Company Act of 1940 which is managed by the reporting Adviser.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- REAVES W H & CO INC: /s/ Stephen Gavlick, Stephen Gavlick, Chief Compliance Officer (02/02/2026)